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                      U.S. SECURITIES AND EXCHANGE COMMISSION

                               WASHINGTON, D.C. 20549

                                    FORM 12B-25

          NOTIFICATION OF LATE FILING

                                                              SEC FILE NUMBER
                                                                 001-12189

(CHECK ONE):
                                                                CUSIP NUMBER
                                                                451922 10 8

[X] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

     For Period Ended:     December 31, 1998
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     [   ] Transition Report on Form 10-K
     [   ] Transition Report on Form 20-F
     [   ] Transition Report on Form 11-K
     [   ] Transition Report on Form 10-Q
     [   ] Transition Report on Form N-SAR

     For the Transition Period Ended:
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     READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT
     OR TYPE.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I--REGISTRANT INFORMATION


     Full Name of Registrant:    Image Guided Technologies, Inc.
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     Former Name if Applicable:
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     Address of Principal Executive Office (STREET AND NUMBER)
       5710-B Flatiron Parkway
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     City, State and Zip Code
       Boulder, Colorado 80301
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PART II--RULES 12B-25(b) AND (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III--NARRATIVE


State below in reasonable detail the reasons why Form 10-K and Forms 10-KSB, 20-F, 11-K, 10-Q and Forms 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

                                                (Attach Extra Sheets If Needed)


Because of the additional disclosure required as a result of the recent disposition of certain assets belonging to the Company's wholly-owned subsidiary of Brimfield Precision, Inc., the Company has not had the time necessary to complete its Form 10-KSB without unreasonable effort or expense.

Part IV--Other Information

     (1) Name and telephone number of person to contact in regard to this notification

         Paul L. Ray                  (303)                   447-0248
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          (Name)                   (Area Code)           (Telephone Number)

     (2)  Have all other periodic reports required under section 13 or 15(d)
of the Securities Exchange Act of 1934 or section 30 of the Investment
Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                [X] Yes   [ ] No

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     (3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                [X] Yes   [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                           Image Guided Technologies, Inc.
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                    (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31,1999                    By: /s/ Paul L. Ray
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                                          Paul L. Ray, President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                     ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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                        EXPLANATION OF ANTICIPATED CHANGE

The Company's Revenue from continuing operations was approximately $7,150,000 for the fiscal year ended December 31, 1998 as compared to $5,713,000 for the fiscal year ended December 31, 1997. The Company's Income (Loss) from Continuing Operations Before Taxes is estimated to be a loss in the range of $1,500,000 to $1,700,000 for fiscal 1998 as compared to income of $260,000 for fiscal 1997. The Company's Net Income (Loss) is estimated to be a loss in the range of $6,200,000 to $6,400,000 for fiscal 1998 as compared to net income of $260,000 for fiscal 1997. As previously disclosed, the Company experienced a loss on the disposal of certain assets of its Brimfield Precision, Inc. subsidiary of approximately $4,400,000.